SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

H.T.E., Inc.

(Name of Subject Company (issuer))

Lake Acquisition Corp. Inc.

(Offeror)

SunGard Data Systems Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

403926 10 8

(CUSIP Number of Class of Securities)

Lawrence A. Gross, Esquire

SunGard Data Systems Inc.

1285 Drummers Lane

Wayne, Pennsylvania 19087

Tel: (610) 341-8700

Fax: (610) 341-8115

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:

Francis E. Dehel, Esquire

Edward F. Spaniel, Jr., Esquire

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

Tel: (215) 569-5500

Fax: (215) 569-5555

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$127,675,765	$11,746.17

(*)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase, at an offer price of $7.00 per share, of (i) 15,901,523 outstanding shares of common stock of H.T.E., Inc., (ii) 2,331,921 shares of common stock of H.T.E., Inc. issuable upon the exercise of outstanding options and (iii) 5,951 shares of common stock of H.T.E., Inc. issuable under the H.T.E., Inc. 1997 Employee Stock Purchase Plan.
(**)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $92 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1-9, AND ITEM 11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Lake Acquisition Corp. Inc., a Florida corporation (the “Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“SunGard”), to purchase all of the outstanding shares of common stock (the “Shares”) of H.T.E., Inc., a Florida corporation (“HTE”), at a purchase price of $7.00 per Share, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2003, and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and SunGard. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS

Not Applicable.

ITEM 12.    EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated February 14, 2003.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by SunGard Data Systems Inc. and H.T.E., Inc. on February 5, 2003.

(a)(8)	Summary Newspaper Advertisement published in The New York Times, National Edition, on February 14, 2003.

(a)(9)	Press Release issued by SunGard Data Systems Inc. on February 14, 2003.

(b)(1)

364-Day Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

(b)(3)

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

(b)(4)

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

Exhibit Number	Description

(d)(1)	Agreement and Plan of Merger, dated February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc. and H.T.E., Inc.

(d)(2)

Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., Bernard B. Markey, Joseph M. Loughry, III, L.A. Gornto, Jr., O.F. Ramos, Edward A. Moses, George P. Keeley and D. Van R. Morris.

(d)(3)	Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., and Tyler Technologies, Inc.

(d)(4)	Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., and Constellation Software, Inc.

(d)(5)	Confidentiality Agreement, dated as of September 5, 2002, between SunGard Data Systems Inc. and H.T.E., Inc.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAKE ACQUISITION CORP. INC.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox Title: Vice President

SUNGARD DATA SYSTEMS INC.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox Title: Senior Vice President — Corporate Development

Dated: February 14, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated February 14, 2003.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by SunGard Data Systems Inc. and H.T.E., Inc. on February 5, 2003.

(a)(8)	Summary Newspaper Advertisement published in The New York Times, National Edition, on February 14, 2003.

(a)(9)	Press Release issued by SunGard Data Systems Inc. on February 14, 2003.

(b)(1)

364-Day Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

(b)(3)

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

(b)(4)

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

Exhibit Number	Description

(d)(1)	Agreement and Plan of Merger, dated February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc. and H.T.E., Inc.

(d)(2)

Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., Bernard B. Markey, Joseph M. Loughry, III, L.A. Gornto, Jr., O.F. Ramos, Edward A. Moses, George P. Keeley and D. Van R. Morris.

(d)(3)	Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., and Tyler Technologies, Inc.

(d)(4)	Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., and Constellation Software, Inc.

(d)(5)	Confidentiality Agreement, dated as of September 5, 2002, between SunGard Data Systems Inc. and H.T.E., Inc.

(g)	Not applicable.

(h)	Not applicable.